================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002

                 I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
                 (Translation of Registrant's Name Into English)

                              33 Jabotinsky Street
                                Ramat Gan, Israel
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   /X/    Form 40-F / /

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes / / No  /X/

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference in the prospectus in any effective Registration Statement on Form F-3 filed by I.I.S. Intelligent Information Systems Limited prior to or after the date hereof.


================================================================================

The following items are being submitted herewith as Exhibits 1, 2 and 3:

1. Notice of Annual General Meeting of Shareholders of I.I.S. Intelligent Information Systems Limited (the "Company"), dated November 25, 2002.
2.   Proxy Statement of the Company, dated November 25, 2002.
3. Press Release of the Company, dated November 11, 2002, regarding Nasdaq delisting notice and hearing request.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       I.I.S. INTELLIGENT INFORMATION
                                              SYSTEMS LIMITED


Date: December 4, 2002                 By:   /s/ DAVID WARBURG
                                           -------------------------------------
                                           David Warburg
                                           Attorney-in-Fact for
                                           Robi Hartman, Chief Executive Officer

                                                                       EXHIBIT 1

                 I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                                               November 25, 2002

          Notice is hereby given that the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of I.I.S. Intelligent Information Systems Limited ("IIS" or the "Company") will be held on December 22, 2002, at the offices of the Company, located at Twin Towers, 33 Jabotinsky Street, Ramat Gan 52511, Israel, at 10:30 A.M. local time, for the following purposes:

(a) To receive and consider the Directors' Report and the Audited Consolidated Financial Statements of the Company and its subsidiaries for the year ended December 31, 2001; and

(b) To reappoint the Company's auditors and to authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

          Shareholders of record at the close of business on November 22, 2002 are entitled to notice of and to vote at the Meeting.

          Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the enclosed pre-addressed envelope. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxy and vote their shares in person.

          In accordance with the Company's Articles of Association, all proxies must be received by American Stock Transfer and Trust Company, the Company's transfer agent, or by the Company at its registered office, located at Twin Towers, 33 Jabotinsky Street, Ramat Gan 52511, Israel, at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voting at the Meeting.

          According to the Articles of Association, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing twenty five percent (25%) of the total voting rights in the Company. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the Directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the Meeting, any two shareholders present in person or by proxy shall be a quorum. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders.

          Joint holders of Ordinary Shares should take note that, pursuant to
Article 40 of the Articles of Association of the Company, the vote of the senior of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company's Shareholders Register.

                                       By Order of the Board of Directors,

                                       /s/ Robi Hartman

                                       ROBI HARTMAN
                                       CHAIRMAN OF THE BOARD OF DIRECTORS

THE ANNUAL REPORT OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001, INCLUDING AUDITED CONSOLIDATED FINANCIAL STATEMENTS, IS ENCLOSED HEREWITH, BUT IS NOT PART OF THE PROXY SOLICITATION MATERIALS.

                                                                       EXHIBIT 2

                 I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
                        TWIN TOWERS, 33 JABOTINSKY STREET
                             RAMAT GAN 52511, ISRAEL

                                   ----------

                                 PROXY STATEMENT

                                   ----------

          This proxy statement is furnished to the holders of Ordinary Shares, NIS 0.003 nominal value per share (the "Ordinary Shares"), of I.I.S. Intelligent Information Systems Limited, an Israeli company ("IIS" or the "Company"), in connection with the solicitation of proxies for use at the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") scheduled to be held on December 22, 2002, at the offices of the Company, Twin Towers, 33 Jabotinsky Street, Ramat Gan 52511, Israel at 10:30 A.M. local time or at any adjournment or postponement thereof. A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke their proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by a proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described below.

          It is proposed that at the Meeting: (a) the Directors' Report and Audited Consolidated Financial Statements of the Company and its subsidiaries for the year ended December 31, 2001 be received and considered; and (b) the Company appoint its auditors and authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

          Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies will be mailed on or about November 25, 2002 to shareholders of record at the close of business on November 22, 2002, and will be solicited mainly by mail, but additional solicitation may be made by telephone, telecopier or other means of communication or personal contact by certain officers, directors and regular employees of the Company, none of whom will receive any additional compensation therefor. The Company will bear the cost of solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

                        OUTSTANDING SHARES, VOTING RIGHTS
                            AND BENEFICIAL OWNERSHIP

          The Company had outstanding, as of November 22, 2002, 11,576,539 Ordinary Shares, each of which is entitled to one vote upon the matters to be presented to the Annual General Meeting. Only shareholders of record at the close of business on November 22, 2002 will be entitled to vote at the Meeting. The quorum at the Meeting shall be at least two shareholders present in person or by proxy, holding or representing at least twenty five percent (25%) of the total voting rights in the Company.

          The following table sets forth, as of November 22, 2002, the number of Ordinary Shares of the Company owned by (i) all persons known to the Company to own beneficially more than 5% of the Company's Ordinary Shares and (ii) all directors and officers as a group.


                                                      NUMBER OF                 PERCENT OF
NAME AND ADDRESS                                   ORDINARY SHARES           ORDINARY SHARES
                                                BENEFICIALLY OWNED(1)     BENEFICIALLY OWNED(2)
-------------------------------------------    -----------------------   -----------------------

CDC Holdings Ltd.(3).......................           1,258,225                    10.87%

Robi Hartman(4)............................           1,469,814                    12.70%

All directors and officers as a group......           1,759,814(5)                 15.20%


----------

   (1) Beneficial ownership assumes the exercise of all options and warrants held by such person or persons that are currently exercisable or are exercisable within 60 days of the date hereof.

   (2) Percentage ownership is based on 11,576,539 shares outstanding as of November 22, 2002.

   (3) As reported on Schedule 13G filed with the Securities & Exchange Commission, dated January 14, 2002.

   (4) Mr. Hartman is Chief Executive Officer and Chairman of the Company. Beneficial ownership is as reported on Amendment No. 11 to Schedule 13G dated November 21, 2002.

   (5) Includes 100,000 and 80,000 shares issued to Danny Shavit, the Company's Chief Technology Officer, and Eastek Embedded Systems (Meitav) Ltd. ("Eastek"), respectively, in connection with the Company's acquisition of the assets of Eastek in November 2000. Subject to certain conditions, the Ordinary Shares issued to Mr. Shavit will be delivered to him in installments of 30,000, 35,000 and 35,000 Ordinary Shares on the first, second and third anniversaries of the

        Eastek acquisition, respectively. The first installment of 30,000 Ordinary Shares has been delivered to Mr. Shavit. Additionally, Mr. Shavit is the beneficial owner of the shares issued to Eastek. Eastek has sold 15,000 of such Ordinary Shares during November 2002.

                                    DIRECTORS

          In August 1993 the Company's Articles of Association were amended to provide, among other matters, for a classified board of directors.

          The directors, their present principal occupations or employment, ages, the year in which each first became a director, the year in which their term of office expires and the number of Ordinary Shares of the Company beneficially owned by each on November 22, 2002, are set out bellow. All incumbent directors will continue to hold office and no director will be elected at the Meeting.


                                                                                                     NUMBER OF
                       PRINCIPAL                                                                       SHARES
                       OCCUPATION                              DIRECTOR       DIRECTORSHIP          BENEFICIALLY
NAME                   OR EMPLOYMENT                AGE         SINCE            EXPIRES              OWNED(1)
----                   -------------                ---        --------       ------------          ------------

Robi Hartman           Chairman and Chief
                       Executive Officer of
                       the Company                   41          1998               *                1,619,814

David Rubner           Chairman and Chief
                       Executive Officer,
                       Rubner Technology
                       Ventures Ltd.                 62          2000             2003                  50,000

Yael Ilan              President, Yedatel Ltd.       53          1997             2004                  50,000

Aharon Jacobowitz      Management consultant         53          1995             2003                  50,000

Jonathan Nativ(2)      Chief Executive Officer       55          2000             2003                  50,000
                       of Compwise Ltd.

Moshe Kahn(2)          Partner, M. Porath and Co.    44          2000             2003                  50,000

----------

(*) The Articles of Association of the Company provide that the Chief Executive Officer of the Company will automatically be a director and his term of office as a director shall be vacated, ipso facto, when he ceases to serve as Chief Executive Officer of the Company.

(1) Includes Ordinary Shares which may be issued upon exercise of options. Certain of such options have not yet vested.

(2)  External Director under the Israeli Companies Law.

EXECUTIVE COMPENSATION

          During the fiscal year ended December 31, 2001, the aggregate remuneration paid to all officers and directors of the Company as a group (then eight persons) was approximately $346,000.

          No options were granted to the Company's directors during the fiscal year ended December 31, 2001.

                     RECEIPT AND CONSIDERATION OF DIRECTORS'
              REPORT AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS

          At the Meeting, the Directors' Report and Audited Consolidated Financial Statements of the Company and its subsidiaries for the fiscal year ended December 31, 2001, will be presented. The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be required for the receipt by the shareholders of the Directors' Report and Audited Consolidated Financial Statements of the Company and its subsidiaries for the fiscal year ended December 31, 2001.


  THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RECEIPT OF THE DIRECTORS' REPORT
      AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AND ITS
            SUBSIDIARIES FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001.


                             APPOINTMENT OF AUDITORS

          Kost, Forer & Gabbay, Certified Public Accountants (Israel) and a member of Ernst & Young International, has been nominated by the Board of Directors of the Company for reappointment as auditors of the Company for the fiscal year ending December 31, 2001, and their remuneration shall be fixed by the Board of Directors according to the volume and nature of their services. They have no relationship with the Company or with any affiliate of the Company except as auditors. The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be required for shareholder approval of the reappointment of Kost, Forer & Gabbay as auditors of the Company.

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE REAPPOINTMENT OF
                KOST, FORER & GABBAY AS AUDITORS OF THE COMPANY.


                                       By Order of the Board of Directors,

                                       /s/ Robi Hartman

                                       ROBI HARTMAN
                                       CHAIRMAN OF THE BOARD OF DIRECTORS
Dated:  November 25, 2002

                                                                       EXHIBIT 3

I.I.S. INTELLIGENT INFORMATION SYSTEMS RECEIVES NASDAQ DELISTING NOTICE AND REQUESTS HEARING

DELISTING STAYED PENDING RESULTS OF HEARING

RAMAT GAN, Israel, Nov. 11 /PRNewswire-FirstCall/ -- I.I.S. Intelligent Information Systems Ltd., (Nasdaq: IISL - NEWS) announced that it had received a Nasdaq Staff Determination indicating that the Company has failed to comply with either the minimum $2 million net tangible assets or the minimum $2.5 million stockholders' equity requirements for continued listing set forth in Marketplace Rule 4310(c)(2)(B).

The Company has requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination. The delisting has therefore been stayed pending the results of the hearing, which is expected to be held, and the results released, within the next 45 to 60 days. There can be no assurance, however, that the Panel will grant the Company's request for continued listing. The Company expects that its Ordinary Shares will be quoted on the Over-the-Counter Bulletin Board (OTC:BB - NEWS) if they are delisted from the Nasdaq SmallCap Market. The Company cannot predict at this time whether quotation of its Ordinary Shares on the Over-the-Counter Bulletin Board in lieu of the Nasdaq SmallCap Market will adversely impact the liquidity of the trading market for the Ordinary Shares.

Despite receipt of Nasdaq's delisting notice, the Company's management remains optimistic with respect to the Company's future. Management is particularly pleased with recent strategic partnerships and positive business developments at the Company's affiliate StoreAge. Such developments include a recently announced partnership with Unisys, to incorporate StoreAge's volume management and storage management technology into a variety of Unisys strategic storage solutions.

"We believe deeply in the superiority of our technology and products and we look forward to better times ahead," said Robi Hartman, Chairman and CEO of the Company. "We regret Nasdaq's decision, but we believe our shareholders' and prospective public investors' current trading and liquidity needs at this time are likely to be adequately served on the Over-the-Counter Bulletin Board (OTC:BB - NEWS), should Nasdaq's initial determination prevail. On a personal note, let me say that I believe in the value of IIS in general, and specifically in the value of our StoreAge affiliate. I've been buying shares in the open market as filed with the SEC, and will continue to do so at current levels," Hartman added.

About IIS

I.I.S. Intelligent Information Systems Ltd. (IIS) (http://www.iislf.com) is focused on R&D investments and operations within the technology sector of Storage Networking. The Company develops and markets iSWAT(TM) (http://www.swattest.com), an innovative line of software applications for iSCSI protocol analysis, error injection and iSCSI conformance; and iTarget(TM) iSCSI technology architecture and implementation solutions. The Company also owns a 39% interest in StoreAge Networking Technologies, Ltd (http://www.store-age.com), a leader in Storage Virtualization technology. The Company seeks to increase its cooperation with OEM partners and storage device vendors to deliver advanced I storage solutions to the enterprise market.

This release contains historical information and forward-looking statements. Statements looking forward in time are included in this release pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this release and in other releases and reports by the Company, please refer to the discussions of risk factors detailed in, as well as the other information contained in, the Company's filings with the Securities and Exchange Commission during the past 12 months.